GROUP 1 AUTOMOTIVE, INC.
800 Gessner, Suite 500
Houston, Texas 77024
(713) 647-5700

February 6, 2015
VIA EDGAR
Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Group 1 Automotive, Inc.
Form 10‑K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed August 4, 2014
File No. 1‑13461

Dear Ms. Thompson:
Group 1 Automotive, Inc. (the “Company”) acknowledges receipt of the letter dated January 23, 2014, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter on or before February 23, 2015.

Securities and Exchange Commission
February 6, 2015

Please contact the undersigned at (713) 647-5700 or dburman@group1auto.com if you have any questions with respect to the foregoing.
Sincerely,
GROUP 1 AUTOMOTIVE, INC.

By:    /s/ Darryl M. Burman
Name:    Darryl M. Burman
Title:     Vice President and General Counsel

CC:
Earl J. Hesterberg, President and Chief Executive Officer
John C. Rickel, Senior Vice President and Chief Financial Officer
J. Terry Strange, Chairman of the Audit Committee
Lance A. Parker, Vice President and Corporate Controller
Gillian Hobson, Vinson & Elkins LLP